[Synthetic Fixed-Income Securities, Inc.]



                                April 19, 2006

Via Edgar

Securities and Exchange Commission
Washington, D.C. 20549


              Re:  Synthetic Fixed-Income Securities, Inc.
                   Amendment Withdrawal Request
                   ---------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, Synthetic Fixed-Income Securities, Inc. (the "company") hereby requests withdrawal of the filing made on Form S-3/A on April 18, 2006 under file number 333-111858 as pre-effective amendment no. 2 (the "filing"). The reason for this withdrawal request is that 333-111858 is not the correct file number for the filing (333-111858 is the file number for the company's currently effective registration statement). The registration statement to which the above-referenced amendment relates has file number 333-131889 which is clearly indicated in the appropriate places on the amendment itself, and the amendment is being re-submitted today under that file number. No securities were sold in connection with the filing. Based on the foregoing, the company respectfully requests that the filing be withdrawn as soon as practicable.

         Please direct any questions on the foregoing to Siegfried Knopf at 212-839-5334 or sknopf@sidley.com. Thank you for your attention to this matter.


                                        Very truly yours,

                                        SYNTHETIC FIXED-INCOME SECURITIES, INC.



                                        By: /s/ Jeremy Swinson
                                            --------------------------------
                                            Jeremy Swinson
                                            Vice President